Exhibit (d)(2)

SONY CORPORATION OF AMERICA 550 Madison Avenue, 35th Floor New York, New York 10022-3321	KONINKLIJKE PHILIPS ELECTRONICS N.V. Amstelplein 2 1096 BC Amsterdam The Netherlands

November 13, 2002

InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054
Attention:    David Lockwood
                    Executive Vice Chairman of the Board,
                        Chief Executive Officer and President

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Buyer”), Fidelio Sub, Inc., a Delaware corporation and wholly owned subsidiary of Buyer (“Sub”), and InterTrust Technologies Corporation, a Delaware corporation (the “Company” and, such agreement, the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Merger Agreement.

As a primary inducement to, and in consideration of, the Company’s execution and delivery of the Merger Agreement, Sony Corporation of America, a New York corporation (“SCA”), and Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands (“Philips”), jointly and severally agree with the Company as follows:

1.  Commitment to Satisfy Obligations of Buyer and Sub.    In consideration of the foregoing, SCA and Philips jointly and severally agree that they will cause Buyer and Sub to satisfy each and every one of their respective obligations and commitments under the Merger Agreement in all respects (including, but not limited to, payment of the Offer Price in accordance with the terms of the Merger Agreement and the Offer) and regardless of whether such obligations or commitments are to be performed prior to or following the Offer or the Effective Time. In the event of any failure of Buyer and/or Sub to so satisfy such obligations and commitments in accordance with the terms of the Merger Agreement, upon prior written notice to each of SCA and Philips of such failure, SCA and Philips jointly and severally agree to satisfy directly, to the extent of such failure, such obligations and commitments to the full extent provided in the Merger Agreement within two (2) business days of such notice.

SCA and Philips further jointly and severally agree that, in the event of the failure of Buyer and/or Sub to satisfy its obligations and commitments under the Merger Agreement, (i) the Company shall not be required to exhaust its remedies against Buyer and/or Sub, as the case may be, prior to enforcing its rights under this letter agreement and (ii) each of SCA and Philips waives all notices, demands, presentment, rights of setoff and, until payment in full is received by the Company, subrogation.

Nothing in this letter agreement shall in any way expand or otherwise modify the obligations and commitments of Buyer and Sub as set forth in the Merger Agreement.

2.  Benefit.    This letter agreement shall inure to the benefit of the Company, its successors and assigns or Indemnified Parties. The obligations of SCA and Philips under this letter agreement are unconditional, absolute and irrevocable, and shall not be excused, limited or impaired by any events (other than a termination of the Merger Agreement in accordance with its terms, except as a result of breach by Buyer or Sub) occurring after the date hereof, including, without limitation, an amendment of the Merger Agreement or the existence of an Alternative Proposal, and it shall be binding upon each of SCA and Philips and their respective successors, and assigns.

3.  Governing Law; Exclusive Jurisdiction.    This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflict of laws rules of any jurisdiction. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this letter agreement or any of the transactions contemplated by this letter agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this letter agreement or any of the transactions contemplated by this letter agreement in any court other than a federal or state court sitting in the State of Delaware.

4.  Non-Waiver.    The failure of the Company to enforce any right or remedy hereunder, or promptly to enforce any such right or remedy, shall not constitute a waiver thereof, nor give rise to any estoppel against the Company, nor excuse SCA or Philips from their respective obligations hereunder. Any waiver of any such right or remedy must be in writing and signed by the Company.

5.  Specific Performance.    SCA and Philips hereby jointly and severally agree that irreparable damage would occur in the event that any of the provisions of this letter agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that each of the Company and the Indemnified Parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

6.  Headings.    The headings in this letter agreement are for convenience only and are not part of the substance of this letter agreement.

7.  Severability.    In the event that any one or more of the provisions contained in this letter agreement shall be determined to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision or provisions in every other respect and of the remaining provisions of this letter agreement shall not be in any way impaired.

8.  Attorneys’ Fees.    If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this letter agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the breaching party, which fees and expenses shall be in addition to any other relief which may be awarded.

9.  Notices.    All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by facsimile transmission, mailed (first class postage prepaid) or sent by internationally recognized courier, to the parties at the following addresses or facsimile numbers:

If to SCA: Sony Corporation of America 550 Madison Avenue, 35th Floor New York, New York 10022-3321 Fax: (212) 833-5215 Attn: Nicole Seligman	If to Philips: Koninklijke Philips Electronics N.V. Amstelplein 2 1096 BC Amsterdam The Netherlands Fax: +31 20 5977150 Attn: General Secretary/General Counsel
With a copy to: Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 Fax: (212) 259-6333 Attn: Morton A. Pierce, Esq.	With a copy to: Brobeck Phleger & Harrison LLP 2000 University Avenue East Palo Alto, California 94303 Fax: (650) 331-8100 Attn: Rod J. Howard, Esq.
If to the Company: InterTrust Technologies Corporation 4800 Patrick Henry Drive Santa Clara, California 95054 Fax: (408) 855-0144 Attn: David Lockwood Greg Wood

With a copy to: Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 Fax: (650) 470-4570 Attn: Kenton J. King, Esq.	With a copy to: Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Fax: (212) 735-2000 Attn: Roger S. Aaron, Esq.

The above addresses may be changed on written notice given as provided above.

10.  Entire Agreement; Amendments.    This letter agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements relating to such subject matter and cannot be amended or supplemented, except by a written agreement signed by all of the parties hereto.

11.  Termination.    This letter agreement shall remain in full force and effect until termination of the Merger Agreement in accordance with its terms; provided that this letter agreement shall survive in respect of obligations of Buyer and Sub which survive termination of the Merger Agreement pursuant to Section 8.5(b) of the Merger Agreement.

This letter agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

If the foregoing correctly sets forth our understanding, please indicate your acceptance thereof in the space provided below, whereupon this letter agreement and our acceptance shall constitute a binding agreement between us.

Very truly yours, SONY CORPORATION OF AMERICA

By:	/s/ Robert Wiesenthal
Name: Robert Wiesenthal Title: Executive Vice President and Chief Financial Officer

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Ruud Peters
Name: Ruud Peters Title: Executive Vice President Philips International B.V.

Agreed to and accepted
as of the first date written above:

INTERTRUST TECHNOLOGIES CORPORATION

By:	/s/ David Lockwood
Name: David Lockwood Title: Chief Executive Officer and President